FOR IMMEDIATE RELEASE: June 4, 2009	PR 09-13

Atna Reports Additional Pinson Drill Results

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to report that Barrick Gold has delivered all assay results from its recent drilling programs at the Pinson Mine Project, Humboldt County, Nevada. The Pinson Mine Project is a Mining Joint Venture with Pinson Mining Company (“PMC”) a subsidiary of Barrick Gold, owning a 70 percent interest and Atna owning 30 percent interest in the project. PMC is the operator of the venture.

“The Pinson project continues to host numerous high grade gold intercepts on a number of structures all located in a relatively small area. We feel that Pinson has a good potential for development due to its gold grade, location in the heart of the northern Nevada gold belt and its close proximity to existing autoclave, roaster and mill complexes. PMC is evaluating the results of its extensive drilling program and data review to determine the future program for property. Between three and four months will be required to complete this technical analysis that will be the basis for the future development of the project,” states James Hesketh, President & CEO.

From mid-2007 through December 2008, Barrick completed 163 surface and underground drill holes totaling 112,578 total feet of drilling (91,892 feet from surface drill sites and 20,686 feet underground) as part of its earn-in obligations. Total reverse circulation footage was 50,721 feet and core footage totaled 61,857 feet. In addition, PMC completed an extensive review and quality control analysis of historic drill information and data. PMC’s focus included both shallow drill targets to be evaluated for open pit mining potential as well as high grade drill targets at depth for potential underground development.

The joint venture has agreed to a property budget that allows for continued dewatering of the underground workings while the technical evaluation is being completed. Atna’s share of the current budget for the remainder of 2009 is estimated to be $237,000.

Drilling reported by Barrick included a significant number of infill drill holes within the Ogee, the CX-West, the Range Front (and hanging wall splays), and Mag Pit mineral zones. This new information, along with the existing drilling data developed by Atna and prior operators, will serve as the basis for PMC’s ongoing evaluation of the project’s potential. Highlights of the drill results not previously reported are tabulated below.

OGEE ZONE - DRILL HOLE RESULTS
Drill Hole	From (ft)	To (ft)	Length (ft)*	oz/ton Au**
OG6-155-4	223	237	14	0.185
OG6-155-5	243	273	30	0.848
OG6-155-7	236	241	5	0.758
and	258	325	67	0.560
OG6-155-8	256	292	36	0.295
and	304	341	37	0.243
OG7-155-2C	242	255	13	0.332
and	269	273	4	0.963
OG8-140-2C	429	448	19	0.700
OG8-155-1C	225	233	8	0.233
OG8-155-2C	294	323	29	0.465
OG8-155-3C	350	420	70	0.353
OG8-155-4C	487	514	27	0.151
and	544	561	17	0.812

CX-WEST ZONE DRILL RESULTS
Drill Hole	From (ft)	To (ft)	Length (ft)*	oz/ton Au**
BRFC-039	23	28	5	0.496
and	107	129	22	0.039
BRFC-043	126	170	44	0.254
RF19-300-3C	194	204	10	0.450
RF19-300-4C	178	188	10	0.247

RANGE FRONT ZONE (AND HANGING WALL ZONES) DRILL RESULTS
Drill Hole	From (ft)	To (ft)	Length (ft)*	oz/ton Au**
BRFC-039	23	28	5	0.496
and	107	129	22	0.039
BRFC-043	126	170	44	0.254
RF1-300-1	90	104	14	0.163
RF1-300-2	203	208	5	0.439
RF2-300-3	170	175	5	0.752
RF9-290-5	54	107	48	0.629
RF19-300-3C	249	278	29	0.132
RF19-300-5C	218	238	20	0.177
RF30-286-1C	633	645	12	0.113
and	713	755	42	0.214
including	713	733	20	0.341
RF30-286-2C	521	549	28	0.360
and	614	639	25	0.371
RF30-286-2C	685	721	36	0.178
RF30-286-3C	258	263	5	1.145

CX ZONE RESULTS
Drill Hole	From (ft)	To (ft)	Length (ft)*	oz/ton Au**
BCXC-044	837	873	36	0.045
and	1,056	1,090	31	0.201
BCXC-045	129	138	9	0.112
and	160	170	10	0.254
BCXC-046	520	545	25	0.102
and	1,036	1,077	41	0.084
and	1,320	1,341	21	0.727
BCXC-048	153	183	30	0.142
BCXC-061	597	639	42	0.035
and	1,227	1,246	27	0.394

MAG PIT AREA RESULTS
Drill Hole	From (ft)	To (ft)	Length (ft)*	oz/ton Au**
BMAG-003C	104	125	21	0.029
and	162	207	45	0.018
BMAG-004C	67	110	43	0.041
and	189	233	44	0.026
BMAG-005C	359	575	215	0.063
BMAG-006C	322	475	153	0.056
BMAG-011C	282	436	149	0.082
BMAG-012C	339	404	65	0.139
and	434	502	68	0.056
BMAG-013C	284	304	20	0.043
and	340	359	19	0.045
and	374	451	77	0.026
BMAG-014C	336	361	25	0.031
BMAG-019C	609	749	140	0.084
BMAG-020C	666	861	172	0.039
* Intercept lengths do not represent true widths of the mineralized zones.
** Many intercepts are carbonaceous and pyritic and may have refractory characteristics.

The vast majority of the surface drill holes were pre-collared with RC drill rigs, cased, and finished by diamond drilling through the targeted zones and underground drilling was principally diamond drilling.

All sample preparation and assay results reported in this press release were completed by American Assay Laboratories in Reno, Nevada, an independent analytical laboratory with a Certificate of Laboratory Proficiency (PTP-MAL) from the Standards Council of Canada. Gold assays were completed utilizing industry standard fire assay methods with an atomic absorption or gravimetric finish. Pinson Mining Company (Barrick) maintains a rigorous QA/QC protocol which includes certified assay standards and blanks, replicates, and duplicate samples which bolsters American Assay’s own internal QA/QC program. This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Pinson Gold Project, please visit our website at www.atna.com.

This press release contains certain "forward-looking statements," as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the status of work programs and budgets at the Pinson gold project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's mine development plans that will prevent it from restarting mining operations at the Pinson gold project, and the other risk factors discussed in greater detail in the Company's various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company's Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com